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SEC FILE NUMBER
8-70691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/204 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prometheus Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

827 S. Delaware
(No. and Street)

Tampa	FL	33606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marieanne Jorajuria	415-272-3317	marie@prometheusalts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marieanne Jorajuria _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheus Financial, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Vickey Beglari
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 23-3998-01
Expires August 25, 2027

Signature: *Marieanne Jorajuria*

Title: CCO/FinOp

Vickey Beglari
Notary Public   State of Nevada, Clark County

Notarized remotely using audio–video communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Prometheus Financial, LLC

(SEC ID No. 8-70691)

Annual Audit Report

December 31, 2024

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

Prometheus Financial, LLC

Statement of Financial Condition

December 31, 2024

		Total
ASSETS		
Cash	$	52,134
Accounts Receivable		92,177
Prepaid expenses		5,916
Total assets	$	150,226

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	1,570
Affiliate payable		900
Total liabilities		2,470
Total member's equity December 31, 2024		147,756
Total liabilities and member's equity	$	150,226

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2024

1. Organization

Prometheus Financial, LLC (the "Company") was organized as a California limited liability company on March 16, 2021. The Company is owned by its sole member, Prometheus Alternative Investments, Inc. (the "Member"). The Company was formed as broker dealer to provide transactional services for private placements. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") as of December 1, 2021.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP may require management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that were required to be recorded at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2024.

At December 31, 2024, the Company's cash didn't exceed the Federal Deposit Insurance Corporation (FDIC). Limit of $250,000 per financial institution.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial statements measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ACS 326-20, *Financial Statements – Credit Losses*. FASB ACS 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of reporting date based on relevant information based on past events, current conditions, and reasonable and supportable forecasts.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2024

2. Significant Accounting Policies (Continued)

Accounts Receivable (Continued)

The Company records the estimate of credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes for the allowance in credit losses are reported as credit losses on the Statement of Operations. Per management's analysis, no allowance for credit losses was necessary as of December 31, 2024.

At the Beginning of 2024 the Company did not have any accounts receivable. At year-end the Company had $92,175 in accounts receivable.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision of liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the California limited liability company tax of $800 and a California company liability company fee based on gross revenue for the year of 2024. As of December 2024, the Company became a Florida domiciled limited liability company. For the tax year 2025, the Company will be subject to Florida limited liability tax. All tax returns filed are open to examination by the tax authorities. The Company does not believe it has uncertain tax positions.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2024

3.   Revenue from Contracts with Customers (Continued)

The Company earns private placement fees for the placement of investors into alternative investments funds or a private placement into a private company and fees are calculated as a percentage of investor funds placed with a fund or private company. The performance obligation is deemed fulfilled as of the underlying funds have been invested into a fund or private company.

The Company also earns service revenue, for private placements that are placed into private funds, at an agreed upon percentage of quarterly management fees earned by investment managers and an agreed upon percentage of investor assets for an annual performance fee. The fees are considered variable as they are collected as long as the investor assets are invested in the fund. For private placements placed with a private company the Company's service revenue is based upon an agreed percentage outlined in the private placement agreement signed by the private company, and are earned and payable upon receipt of funds by the private company.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Typically, the Company receives payment from the customer in the month following the private placement. Therefore, a receivable is recognized since the performance obligation is met prior to receiving payment from the customer.

As of December 31, 2024 the Company did not have any open customer contracts or customer obligations.

4.   Related Party Transactions

The Company has an Expense Sharing Agreement with the Member. The Company agreed to reimburse the Member for its share of these costs. As of December 31, 2024, $900 was owed to the Member. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

5.   Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule I 5c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1 during its first year, and 15 to 1 thereafter both as defined. At December 31, 2024, the Company's net capital was $49,664 which exceeded the requirement by $44,664.

6.   Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2024, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

Prometheus Financial, LLC

Notes to Financial Statements

December 31, 2024

7. Subsequent Events

The Company's management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, date which the financial statements were issued and have noted the following:

1) PredictView which owed the Company $11,200 notified the Company that it did not have the funds to pay its invoice. As such, the Company has written off the receivable to Bad Debt Expense. No other material events were noted that require disclosure or recognition.

8. Commitments and Contingencies

At December 31, 2024, the Company had no material commitments or contingencies to report.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of private placement services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

10. Prior Year Adjustment

During the 2024 financial audit, the auditors, Cropper Accountancy, had determined that $55,153 of income recognized in 2024, should have been recognized in 2023. As such, $55,153 of income was adjusted from income to retained earnings.